SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TRANSCEPT PHARMACEUTICALS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

89354M 10 6

(CUSIP Number)

Daniel K. Turner III

3000 Sand Hill Road

Building 1, Suite 260

Menlo Park, CA 94025-7073

(650) 234-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89354M 10 6

1.	Name of Reporting Person Montreux Equity Partners II SBIC, L.P.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 554,706 shares of Common Stock (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 554,706 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,706 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 4.2% (See Item 5)

14.	Type of Reporting Person PN

(1)   This Schedule 13D is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 89354M 10 6

1.	Name of Reporting Person Montreux Equity Partners III SBIC, L.P.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 652,318 shares of Common Stock (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 652,318 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 652,318 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 4.9% (See Item 5)

14.	Type of Reporting Person PN

(1)   This Schedule 13D is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 89354M 10 6

1.	Name of Reporting Person Montreux IV Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 58,178 shares of Common Stock (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 58,178 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,178 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 0.4% (See Item 5)

14.	Type of Reporting Person OO

(1)   This Schedule 13D is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 89354M 10 6

1.	Name of Reporting Person Montreux Equity Management II SBIC, LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 554,706 shares of Common Stock (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 554,706 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,706 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 4.2% (See Item 5)

14.	Type of Reporting Person OO

(1)   This Schedule 13D is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 89354M 10 6

1.	Name of Reporting Person Montreux Equity Management III SBIC, LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 652,318 shares of Common Stock (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 652,318 shares of Common Stock (See Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 652,318 shares of Common Stock (See Item 5

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 4.9% (See Item 5)

14.	Type of Reporting Person OO

(1)   This Schedule 13D is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 89354M 10 6

1.	Name of Reporting Person Montreux Equity Management IV, LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 58,178 shares of Common Stock (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 58,178 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,178 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 0.4% (See Item 5)

14.	Type of Reporting Person OO

(1)   This Schedule 13D is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 89354M 10 6

1.	Name of Reporting Person John Savarese, M.D.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 58,178 shares of Common Stock (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 58,178 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,178 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 0.4% (See Item 5)

14.	Type of Reporting Person IN

(1)   This Schedule 13D is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 89354M 10 6

1.	Name of Reporting Person Manish Chapekar

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 58,178 shares of Common Stock (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 58,178 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,178 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 0.4% (See Item 5)

14.	Type of Reporting Person IN

(1)   This Schedule 13D is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 89354M 10 6

1.	Name of Reporting Person Howard D. Palefsky

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,265,202 shares of Common Stock (See Item 5)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,265,202 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,202 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 9.5% (See Item 5)

14.	Type of Reporting Person IN

(1)   This Schedule 13D is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 89354M 10 6

1.	Name of Reporting Person Daniel K. Turner, III

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,265,202 shares of Common Stock (See Item 5

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,265,202 shares of Common Stock (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,202 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 9.5% (See Item 5)

14.	Type of Reporting Person IN

(1)   This Schedule 13D is filed by Montreux Equity Partners II SBIC, L.P., Montreux Equity Partners III SBIC, L.P., Montreux IV Associates L.L.C., Montreux Equity Management II SBIC, LLC, Montreux Equity Management III SBIC, LLC, Montreux Equity Management IV, LLC, John Savarese, M.D., Manish Chapekar, Howard D. Palefsky and Daniel K. Turner, III (collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

Item 1                     Security and Issuer.

This Schedule 13D, as amended, relates to the common stock $0.001 par value per share (“Common Stock”), of Transcept Pharmaceuticals, Inc. (f/k/a Novacea, Inc.), a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1003 W. Cutting Blvd., Suite 110, Pt. Richmond, California 94804.

Item 2                     Identity and Background.

Montreux Equity Partners II SBIC, L.P. (“MEP II”) is a California limited partnership whose principal business is making investments in the securities of other entities. The address of MEP II’s principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025.

Montreux Equity Partners III SBIC, L.P. (“MEP III”) is a California limited partnership whose principal business is making investments in the securities of other entities. The address of MEP III’s principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025.

Montreux IV Associates, L.L.C. (“Associates”) is a California limited liability company whose principal business is making investments in the securities of other entities. The address of Associates’ principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025.

Montreux Equity Management II SBIC, LLC (“MEM II”) is a California limited liability company whose principal business is being the sole general partner of MEP II. The address of MEM II’s principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025.

Montreux Equity Management III SBIC, LLC (“MEM III”) is a California limited liability company whose principal business is being the sole general partner of MEP III. The address of MEM III’s principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025.

Montreux Equity Management IV, LLC (“MEM IV”) is a California limited partnership whose principal business is being the sole manager of Associates and other related investment entities.  The address of MEM IV’s principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025.

John Savarese, M.D. (“Dr. Savarese”) is a managing member of MEM IV. The address of his principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025. Dr. Savarese is a citizen of the United States.

Howard D. Palefsky (“Mr. Palefsky”) is a managing member of MEM II, MEM III and MEM IV. The address of his principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025. Mr. Palefsky is a citizen of the United States.

Manish Chapekar (“Mr. Chapekar”) is a managing member of MEM IV. The address of his principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025. Mr. Chapekar is a citizen of the United States.

Daniel K. Turner, III (“Mr. Turner”) is a managing member of MEM II, MEM III and MEM IV. The address of his principal office is 2500 Sand Hill Road, Suite 215, Menlo Park, California 94025. Mr. Turner is a citizen of the United States.

MEP II, MEP III, MEM II, MEM III, MEM IV, Associates, Mr. Palefsky, Mr. Chapekar, Mr. Turner and Dr. Savarese are referred to herein collectively, as the “Reporting Persons”. During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) was or is subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3                     Source and Amount of Funds or Other Consideration.

On January 30, 2009, Novacea, Inc. (“Novacea”) completed its business combination with Transcept Pharmaceuticals, Inc. (“Transcept”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization among Novacea, Pivot Acquisition, Inc., a wholly owned subsidiary of Novacea, and Transcept, dated as of August 29, 2008 (the “Agreement”), as amended on December 23, 2008 by the Amendment to Agreement and Plan of Merger and Reorganization (the “Amendment,” along with the Agreement, collectively, the “Merger Agreement”), pursuant to which Transcept became a wholly owned subsidiary of Novacea (the “Merger”). Also on January 30, 2009, in connection with the Merger, Novacea effected a 1-for-5 reverse stock split of its common stock, and the name of Novacea was changed to “Transcept Pharmaceuticals, Inc.”

Under the terms of the Merger Agreement, Novacea (now the Issuer) issued shares of Common Stock to the stockholders of Transcept, at the rate of 0.14134 shares of Common Stock for each share of Transcept common stock outstanding. In connection with the Merger Agreement, MEP II received a total of 570,249 shares of Common Stock in exchange for its holdings of Transcept, of which 536,749 shares are still owned by MEP II as of the date of this Statement, MEP III received a total of 667,861 shares of Common Stock in exchange for its holdings of Transcept, of which 634,361 shares are still owned by MEP III as of the date of this Statement, and Associates received a total of 67,232 shares of Common Stock in exchange for its holdings of Transcept, of which 58,178 shares are still owned by Associates as of the date of this Statement.  In addition, in connection with the Merger Agreement, all of the outstanding warrants to purchase preferred stock of Transcept were converted into warrants to purchase common stock of Novacea (now the Issuer).  MEP II received warrants to purchase 17,957 shares of Common Stock in exchange for its preferred stock warrants of Transcept and MEP III received warrants to purchase 17,957 shares of Common Stock in exchange for its preferred stock warrants of Transcept.

Item 4                     Purpose of Transaction

MEP II, MEP III and Associates acquired the Common Stock for investment purposes.  Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors; MEP II and MEP III, Associates and other Reporting Persons may dispose of or acquire additional shares of the Issuer’s Common Stock.  Other than as described above and in this Statement, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the following:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           any change in the present board of directors or management of the Issuer;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)            any other material change in the Issuer’s business or corporate structure;

(g)           changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934  Act; or

(j)            any action similar to any of those enumerated above.

Item 5                     Interest in Securities of the Issuer

(a)           There are 13,373,796 shares of Common Stock outstanding as of November 11, 2009, as reported by the Issuer in its quarterly report on Form 10-Q filed as of November 16, 2009.  The number and percentage of shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person is as follows:

Reporting Person	Aggregate number of Shares Beneficially Owned		Percentage of Aggregate Shares Outstanding
MEP II	554,706	(1)	4.2	%(1)
MEP III	652,318	(2)	4.9	%(2)
Associates	58,178		0.4%
MEM II	554,706	(1)	4.2	%(1)
MEM III	652,318	(2)	4.9	%(2)
MEM IV	58,178	(3)	0.4	%(3)
Dr. Savarese	58,178	(3)(6)	0.4	%(3)(6)
Mr. Chapekar	58,178	(3)(6)	0.4	%(3)(6)
Mr. Palefsky	1,265,202	(3)(4)(5)(6)	9.5	%(3)(4)(5)(6)
Mr. Turner	1,265,202	(3)(4)(5)(6)	9.5	%(3)(4)(5)(6)

(1)  Includes 536,749 shares of Common Stock held by MEP II and 17,957 shares of Common Stock issuable pursuant to fully exercisable warrants held by MEP II.  MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  By reason of this relationship, MEP II may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP II.  MEM II disclaims beneficial ownership of such shares.

(2)  Includes 634,361 shares of Common Stock held by MEP III and 17,957 shares of Common Stock issuable pursuant to fully exercisable warrants held by MEP III.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly.  By reason of this relationship, MEM III may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP III.  MEM III disclaims beneficial ownership of such shares.

(3)  MEM IV serves as manager of Associates.  By reason of this relationship, MEM IV may also be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates.  MEM IV disclaims beneficial ownership of such shares.

(4)  Mr. Palefsky and Mr. Turner are directors and/or members of MEM II, which is the sole general partner of MEP II.  By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEM II and MEP II.  Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(5)  Mr. Palefsky and Mr. Turner are directors and/or members of MEM III, which is the sole general partner of MEP III.  By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEM III and MEP III.  Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(6)  Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner are managing members of MEM IV, which serves as investment manager to Associates.  By reason of such relationships, Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates and MEM IV.  Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(b) Number of shares and warrants as to which the person has:

Reporting Person	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct Disposition	Shared Power to Dispose or Direct Disposition
MEP II	0	554,706	(1)	0	554,706	(1)
MEP III	0	652,318	(2)	0	652,318	(2)
Associates	0	58,178		0	58,178
MEM II	0	554,706	(1)	0	554,706	(1)
MEM III	0	652,318	(2)	0	652,318	(2)
MEM IV	0	58,178	(3)	0	58,178	(3)
Dr. Savarese	0	58,178	(3)(6)	0	58,178	(3)(6)
Mr. Chapekar	0	58,178	(3)(6)	0	58,178	(3)(6)
Mr. Palefsky	0	1,265,202	(3)(4)(5)(6)	0	1,265,202	(3)(4)(5)(6)
Mr. Turner	0	1,265,202	(3)(4)(5)(6)	0	1,265,202	(3)(4)(5)(6)

(1)  Includes 536,749 shares of Common Stock held by MEP II and 17,957 shares of Common Stock issuable pursuant to fully exercisable warrants held by MEP II.  MEM II serves as the sole general partner of MEP II and owns no securities of the Issuer directly.  By reason of this relationship, MEP II may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP II.  MEM II disclaims beneficial ownership of such shares.

(2)  Includes 634,361 shares of Common Stock held by MEP III and 17,957 shares of Common Stock issuable pursuant to fully exercisable warrants held by MEP III.  MEM III serves as the sole general partner of MEP III and owns no securities of the Issuer directly.  By reason of this relationship, MEM III may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP III.  MEM III disclaims beneficial ownership of such shares.

(3)  MEM IV serves as manager of Associates.  By reason of this relationship, MEM IV may also be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates.  MEM IV disclaims beneficial ownership of such shares.

(4)  Mr. Palefsky and Mr. Turner are directors and/or members of MEM II, which is the sole general partner of MEP II.  By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEM II and MEP II.  Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(5)  Mr. Palefsky and Mr. Turner are directors and/or members of MEM III, which is the sole general partner of MEP III.  By reason of such relationships, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEM III and MEP III.  Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(6)  Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner are managing members of MEM IV, which serves as investment manager to Associates.  By reason of such relationships, Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates and MEM IV.  Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner disclaim beneficial ownership of such shares.

(c)           The Reporting Persons have not effected any transactions in the Common Stock in the last 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Not Applicable.

Item 7                     Materials to be Filed as Exhibits.

Exhibit I     – Joint Filing Agreement, dated March 5, 2010, by and among MEP II, MEP III, Associates, MEM II, MEM III, MEM IV, Dr. Savarese, Mr. Chapekar, Mr. Palefsky and Mr. Turner.

Exhibit II   – Agreement and Plan of Merger and Reorganization dated as of August 29, 2008.*

Exhibit III  – Amendment to Agreement and Plan of Merger and Reorganization dated as of December 23, 2008.*

*  Incorporated by reference from the Registration Statement of the Issuer on Form S-4, file number 333,153844, as declared effective on December 29, 2008.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2010

MONTREUX EQUITY PARTNERS, II SBIC, L.P.

By MONTREUX EQUITY MANAGEMENT II SBIC, LLC, its general partner

By:	/s/ Daniel K. Turner III
Name: Daniel K. Turner III
Title: Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2010

MONTREUX EQUITY PARTNERS, III SBIC, L.P.

By MONTREUX EQUITY MANAGEMENT III SBIC, LLC, its general partner

By:	/s/ Daniel K. Turner III
Name: Daniel K. Turner III
Title: Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2010

MONTREUX EQUITY MANAGEMENT II SBIC, LLC

By:	/s/ Daniel K Turner III
Name: Daniel K. Turner III
Title: Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2010

MONTREUX EQUITY MANAGEMENT III SBIC, LLC

By:	/s/ Daniel K. Turner III
Name: Daniel K. Turner III
Title: Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2010

MONTREUX IV ASSOCIATES, L.L.C.

By MONTREUX EQUITY MANAGEMENT IV, LLC, its manager

By:	/s/ Daniel K. Turner III
Name: Daniel K. Turner III
Title: Managing Member

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2010

MONTREUX EQUITY MANAGEMENT IV, LLC

	By:	/s/ Daniel K. Turner III
Name: Daniel K. Turner III
Title: Managing Member

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2010

JOHN SAVARESE, M.D.

/s/ John Savarese, M.D.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2010

MANISH CHAPEKAR

/s/ Manish Chapekar

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2010

HOWARD D. PALEFSKY

/s/ Howard D. Palefsky

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 5, 2010

DANIEL K. TURNER III

/s/ Daniel K. Turner III

Exhibit I

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  March 5, 2010

MONTREUX EQUITY PARTNERS II SBIC, L.P

BY:	Montreux Equity Management II SBIC, LLC, its General Partner

By:	/s/Daniel K. Turner III
Daniel K. Turner III
Managing Member

MONTREUX EQUITY MANAGEMENT II SBIC, LLC

By:	/s/Daniel K. Turner III
Daniel K. Turner III
Managing Member

MONTREUX EQUITY PARTNERS III SBIC, L.P

BY:	Montreux Equity Management III SBIC, LLC, its General Partner

By:	/s/Daniel K. Turner III
Daniel K. Turner III
Managing Member

MONTREUX EQUITY MANAGEMENT III SBIC, LLC

By:	/s/Daniel K. Turner III
Daniel K. Turner III
Managing Member

MONTREUX IV ASSOCIATES, L.L.C.

BY:	Montreux Equity Management IV, LLC, its manager

By:	/s/Daniel K. Turner III
Daniel K. Turner III
Managing Member

MONTREUX EQUITY MANAGEMENT IV, LLC

By:	/s/Daniel K. Turner III
Daniel K. Turner III
Managing Member

JOHN SAVARESE, M.D.

/s/ John Savarese, M.D.

MANISH CHAPEKAR

/s/ Manish Chapekar

HOWARD D. PALEFSKY

/s/ Howard D. Palefsky

DANIEL K. TURNER, III

/s/ Daniel K Turner III